Exhibit 3.42

CERTIFICATE OF FORMATION

OF

POLYGON WLH LLC

This Certificate of Formation of Polygon WLH LLC (the “Company”) is duly executed and filed by the undersigned as an authorized person, for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. §18-101, et seq.).

FIRST. The name of the limited liability company is: POLYGON WLH LLC.

SECOND. The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

THIRD. The name and address of the registered agent for service of process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 22nd day of July, 2014.

/s/ Rita K. Pfetzing
Rita K. Pfetzing
Authorized Person